UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ) *
SEMrush Holdings, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.00001
(Title of Class of Securities)
81686C104
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)
[   ]  Rule 13d-1(c)
[X]  Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81686C104

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY):
SEMR Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	16,256,100 (1)
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	16,256,100 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		16,256,100 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		34.5% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		OO

(1) Represents shares of Class A Common Stock issuable upon conversion of an equal number of shares of the Issuer’s Class B Common Stock (the “Class B Shares”) held by the Reporting Person.
(2) Based on (i) 30,907,714 shares of Class A Common Stock outstanding on or about November 23, 2021, as reported in the Issuer’s Prospectus on Form 424B filed with the Securities and Exchange Commission on November 19, 2021, plus (ii) the Class B Shares.

CUSIP No. 81686C104
Schedule 13G

Item 1(a).	Name of Issuer:
SEMrush Holdings, Inc.
Item 1(b).	Address of Issuer's Principal Executive Offices:
800 Boylston Street, Suite 2475, Boston, MA 02199
Item 2(a)	Name of Persons Filing:

This statement is filed by SEMR Holdings Limited (“SEMR Holdings” or the “Reporting Person”).  SEMR Holdings is a private limited liability company whose sole investment is the holding of shares in the Issuer. SEMR Holdings is comprised of certain funds affiliated with Siguler Guff & Company, LP, including Russia Partners Technology Fund, LP, Siguler Guff New Jersey Developing Markets Fund, LP and Siguler Guff Emerging Markets Opportunities Fund I, LP (collectively, the “Funds”), which hold the securities of the Issuer to which this statement relates through SEMR Holdings for the benefit of their respective investors.

Item 2(b)	Address of Principal Business Office:
2-4 Arch. Makarios III Avenue, 9th Floor Capital Centre, Nicosia, P.C. Cyprus 1065
Item 2(c)	Citizenship or Place of Organization:
Cyprus
Item 2(d)	Title of Class of Securities:
Class A Common Stock, par value $0.00001 (“Class A Common Stock”)
Item 2(e)	CUSIP Number:
81686C104
Item 3.	For Statements Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c):
Not Applicable
Item 4.	Ownership
(a) through (c): The information requested in these paragraphs is incorporated herein by reference to the cover page to this Schedule 13G. Ownership is stated as of December 31, 2021.
Item 5.	Ownership of Five Percent or Less of a Class:
Not Applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Each of the Funds has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities of the Issuer that it owns.

CUSIP No. 81686C104

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not Applicable
Item 8.	Identification and Classification of Members of the Group:
Not Applicable
Item 9.	Notice of Dissolution of Group:
Not Applicable
Item 10.	Certification:
Not Applicable

CUSIP No. 81686C104

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2022

SEMR Holdings Limited
By:	/s/ Joshua Posner
Name:	Joshua Posner Authorized Signatory